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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchane Act of 1934
                               (Amendment No. 39)


                            CANAL CAPITAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                          (Title of Class of Securities)


                                   913014106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                       ASHER B. EDELMAN, 717 FIFTH AVENUE,
                            NEW YORK, NEW YORK 10022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               SEPTEMBER 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[_]

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six copies of this  statement,  including  all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913014106                  Schedule 13D             Page 2 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Asher B. Edelman
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [x]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   United States

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         51,400 (including option on 20,000 shares)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    457,580
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         51,400 (including options on 20,000 shares)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    457,580

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     508,980 (including options on 20,000 shares)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     See Item 5
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 3 of 13 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Regina M. Edelman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Brazil

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         140,050

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         140,050

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     140,050

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 4 of 13 Pages


--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         A.B.Edelman Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         1,017,120

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,017,120

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,017,120

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.5%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 5 of 13 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Felicitas Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         3,399

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,399

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,399

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 0.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 6 of 13 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Aile Blanche, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         8,400

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,400

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,400

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 7 of 13 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Canal Capital Corporation Retirement Plan
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NA
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   New York

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         26,620

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         26,620

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,620

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 8 of 13 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Edelman Value Fund Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION             British Virgin Islands

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    413,750
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    413,750

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,750

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106                  Schedule 13D             Page 9 of 13 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Edelman Value Partners L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                   Delaware

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    43,830
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    43,830

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,830

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 913014106

     Items 2, 3, 5 and 7 of the Schedule 13D, datad June 1, 1984, relating to the Common Stock, par value $0.01 per share, of Canal Capital Corporation, as amended, (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.


     Item 2 is hereby suplemented by the addition of the following:

     (a) This statement is also filed on behalf of Edelman Value Partners, L.P., a limited paratnership governed by laws of the State of Delaware (the "Value Partners"), with respect to ownership by the Value Partners of shares of Common Stock. The general partner of Value Partners is A.B. Edelman Management Company, Inc., of which Mr. Asher B. Edelman is sole stockholder and an officer and director.

     (b) The principal business address of Value Partners is 717 Fifth Avenue, New York, New York 10022.

     (c) The principal business of Value Partners is an investment partnership.

     (d) Value Partners has not, during the past five years, been convicted in a criminal proceeding.

     (e) Value Partners has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, convicted in a criminal proceeding.

     (f) Value Partners is organized under the State of Delaware.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 is hereby supplemented by the addition of the following:

     The 28,500 shares of the Common Stock purchased by Edelman Value Fund Ltd. (the "Fund") since the date of the last preceding Amendment to this Schedule 13D, at an aggregate cost of approximately $4,930 (including commissions), were purchased with the Fund's working capital.

     The 23,830 shares purchased by Value Partners at an aggregate cost of $5,212.35 (including commissions) were purchased with the Value Partner's working capital.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer

     Item 5(a) is hereby supplemented by the addition of the following:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 4,326,929 shares outstanding, which is the number of shares outstanding at July 15,

CUSIP No. 913014106


2000, as reported in the Company's Form 10-Q for the fiscal quarter ended April 30, 2000 as filed with the Securities and Exchange Commission.

     As of the date hereof:

     (i) Edelman Limited Partnership owns 1,017,120 shares of the Common Stock, constituting approximately 23.5% of the shares outstanding.

     (ii) Mr. Edelman owns directly 31,400 shares of the Common Stock and holds exercisable options on 20,000 shares of the Common Stock, totaling 51,400 shares of the Common Stock. Such shares constitute approximately 1.2% of the shares outstanding (based upon the 4,346,929 shares which would be outstanding upon the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the shares owned by the Fund, Edelman Limited Partnership, Value Partners, The Canal Capital Retirement Plan, The Edelman Family Partnership, L.P., Aile Blanche, Regina M. Edelman, Felicitas and the Custodian Accounts, which, when aggregated with the shares owned by Mr. Edelman, total 2,483,405 shares (including options on 20,000 shares), constituting approximately 57.1% of the shares outstanding (based upon the 4,346,929 shares which would be outstanding upon the exercise of such options).

     (iii)  Regina  M.  Edelman  owns  140,050   shares  of  the  Common  Stock,
constituting approximately 3.2% of the shares outstanding.

     (iv) Aile Blanche owns 8,400 shares of the Common Stock, constituting approximately 0.2% of the shares outstanding.

     (v) Felicitas owns 3,399 shares of the Common Stock, constituting less than 0.1% of the shares outstanding.

     (vi)  The  Retirement   Plan  owns  26,620  shares  of  the  Common  Stock,
constituting approximately 0.6% of the shares outstanding.

     (vii) The Fund owns 413,750 shares of the Common Stock, constituting approximately 9.5% of the shares outstanding.

     (viii) Value Partners own 43,830 shares of the Common Stock, constituting approximately 1.0% of the shares outstanding.

     (ix) The Custodian Accounts own 188,650 shares of the Common Stock, constituting approximately 4.4% of the shares outstanding.

     (x) The Edelman Family Partnership, L.P. owns 590,186 shares of Common Stock, constituting 13.6% of the shares outstanding.

     (xi) Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common Stock: (A) Penelope C. Edelman owns 39,865 shares of Common Stock, constituting approximately 0.9% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 30,510 shares of Common Stock, constituting approximately 0.7% of the shares outstanding; and (C) Mildred Ash owns

CUSIP No. 913014106


234,500 shares of Common Stock, constituting approximately 5.4% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares of Common Stock.

     (x) To the best knowledge of the reporting persons, certain directors and officers of the reporting persons and other affiliated persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Irving Garfinkel, an officer of Edelman Management and Aile Blanche, a director of Datapoint, and a general partner of the Edelman Family Partnership, L.P., owns 11,210 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; and (B) Gerald N. Agranoff, an officer of Edelman Management and a general partner of the Edelman Family Partnership, L.P., holds exercisable options on 25,000 shares of Common Stock, which constitute approximately 0.6% of the shares outstanding (based upon the 4,351,929 shares which would be outstanding upon the exercise of such options).

     Item 5(b) is hereby supplemented by the addition of the following:

     (a) Value Partners has shared power to vote and dispose of the shares owned by it. The power to vote and dispose of such shares is exercisable by A.B. Edelman Management Company, Inc., a corporation controlled by Mr. Edelman and of which Mr. Edelman is sole stockholder and an officer and director.

     Item 5(c) is hereby supplemented by the addition of the following:

     (a) On December 30, 1998, the Fund purchased 20,000 shares of Common Stock through a broker for a price of $0.16 per share. On February 19, 1999, the Fund purchased 1,000 shares of Common Stock through a broker for a price of $0.26 per share. On March 31, 1999, the Fund purchased 500 shares of Common Stock through a broker for a price of $0.19 per share. On July 7, 1999, the Fund purchased 5,000 shares of Common Stock through a broker for a price of $0.16 per share. On January 31, 2000, the Fund purchased 1,000 shares of Common Stock through a broker for a price of $0.16 per share. On August 15, 2000, the Fund purchased 1,000 shares of Common Stock through a broker for a price of $0.30 per share.

     (b) On December 31, 1998, Value Partners purchased 15,000 shares of Common Stock through a broker for a price of $0.2167 per share. On February 22, 1999, Value Partners purchased 1,000 shares of Common Stock through a broker for a price of $0.26 per share. On March 2, 1999, Value Partners purchased 500 shares of Common Stock through a broker for a price of $0.26 per share. On May 28, 1999, Value Partners purchased 1,000 shares of Common Stock through a broker for a price of $0.17 per share. On July 16, 1999, Value Partners purchased 330 shares of Common Stock through a broker for a price of $0.16 per share. On August 31, 1999, Value Partners purchased 1,000 shares of Common Stock through a broker for a price of $0.17 per share. On August 30, 2000, Value Partners purchased 5,000 shares of Common Stock through a broker for a price of $0.21875 per share.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit I - Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

CUSIP No. 913014106


                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2000

                     /S/ ASHER B. EDELMAN
                    ------------------------------------------------------------
                    Asher B. Edelman,  individually,  as a general partner of A.
                    B. Edelman Limited Partnership and as attorney-in-fact for each of Canal Capital Corporation Retirement Plan, Felicitas Partners, L.P., Edelman Value Partners L.P., Edelman Value Fund Ltd., Regina M. Edelman, and Aile Blanche, Inc., under Powers of Attorney previously filed with the Securities and Exchange Commission as Exhibits to this Schedule 13D and amendments thereto.

CUSIP No. 913014106


                                    EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of it in the capacity set forth below.




                    /S/ ASHER B. EDELMAN
                    ------------------------------------------------------------
                    Asher B. Edelman,  individually,  as a general partner of A.
                    B. Edelman Limited Partnership and Edelman Value Partners L.P. and as attorney-in-fact for each of Canal Capital Corporation Retirement Plan, Felicitas Partners, L.P., Regina M. Edelman, Aile Blanche, Inc. and Edelman Value Fund Ltd. under Powers of Attorney previously filed with the Securities and Exchange Commission as Exhibits to this
                    Schedule 13D and amendments thereto.



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